Dennis M. Myers, P.C. To Call Writer Directly: (312) 862-2232 dennis.myers@kirkland.com	300 North LaSalle Chicago, Illinois 60654 (312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

July 16, 2014

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom
Liz Walsh
Robert Babula
Andrew Blume

	Re:	TerraForm Power, Inc.
Amendment No. 4 to Registration Statement on Form S-1
(SEC file number 333-196345), filed on July 8, 2014

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, TerraForm Power, Inc. (f/k/a SunEdison Yieldco, Inc.), a Delaware corporation (the “Company” or “we”), has today filed with the Securities and Exchange Commission (the “SEC”), an Amendment No. 5 to its Registration Statement on Form S-1 (the “Amendment”). The Amendment was filed primarily to increase the estimated initial public offering price per share to $23.00 to $25.00.

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated July 15, 2014, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, paper copies of the Amendment will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from the Registration Statement on Form S-1 filed with the SEC on July 8, 2014. Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page number of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the Staff’s comments. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Dilution, page 85

1.	Explain to us how you calculated net tangible book value per share as of March 31, 2014 both after giving effect to the Formation Transactions and after giving effect to the Organization Transactions, including the offering and the private placements. In doing so, tell us the number

Beijing     Hong Kong     Houston     London     Los Angeles     Munich     New York     Palo Alto     San Francisco     Shanghai     Washington, D.C.

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of shares used in the calculation before giving effect to the offering shares and clarify how you determined the $169 million net tangible book value used in the pre-offering calculation.

Response: The Company calculated the net tangible book value per share as of March 31, 2014, after giving effect to both the Formation Transactions and Organizational Transactions, as follows:

	After Formation Transactions	After Organizational Transactions
Total pro forma assets	$1,990,441	$2,264,002
Less:
Intangible assets	(249,704)	(249,704)
Deferred financing costs	(35,376)	(38,510)

Total pro forma tangible assets	1,705,361	1,975,788
Less:
Total liabilities	(1,536,389)	(1,383,195)

Total pro forma net tangible book value	$168,972	$592,593

The amounts used in the preceding calculation of the pro forma net tangible book value per share were derived from the pro forma balance sheet as of March 31, 2014.

The total number of shares used in the dilution calculation prior to the offering and following the offering consisted of the following:

		Number of Shares
	Class	Prior to Offering	Following the Offering
Private placements	Class A	—	2,708,333
Management stockholders	Class A	3,788,442	4,951,379
SunEdison	Class B	70,555,111	67,210,944
Riverstone	Class B1	6,083,333	6,083,333
Public stockholders	Class A	—	20,065,000

Total shares		80,426,886	101,018,989

In preparing this response, we determined that the net tangible book value as of March 31, 2014 after giving effect to the Formation Transactions was not correct and should have been $2.10 per share and the increase in as adjusted net tangible book value as of March 31, 2014 attributable to

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purchasers in this offering and the Private Placements was not correct and should have been $3.77, resulting in dilution of $18.13 per share. The Company intends to update these amounts and all amounts derived therefrom in the final prospectus.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 102

2.	We have read your response to comment 5 of our letter dated July 2, 2014. We note that you will base the aggregate number of Class B and B1 units of Terra LLC and your Class B common shares to be issued in the Mt. Signal acquisition on your initial public offering price per share. If true, please clarify why you believe your subsidiary units and your Class B common shares have the same fair value as your Class A common shares. If you do not believe the fair values are equivalent, please tell us in sufficient detail the methods used to determine the fair values of your Class B common shares and Terra LLC’s Class B and B1 units.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it believes that the Class B and Class B1 common stock and related units have the same fair value as the Class A common stock.

The Company believes that each share of Class B1 common stock (and accompanying Class B1 unit) is the economic equivalent of one share of Class A common stock for the following reasons:

•	the terms of the governing documents of TerraForm Power and Terra LLC provide that each share of Class B1 common stock is issued together with a Class B1 unit;

•	the combination of a share of Class B1 common stock and a Class B1 unit entitle the holder thereof to the same voting rights as a holder of a share of Class A common stock;

•	the combination of a share of Class B1 common stock and a Class B1 unit entitle the holder thereof to a distribution equal to any per share dividend declared on the Class A common stock;

•	the combination of a share of Class B1 common stock and Class B1 unit entitle the holder thereof to a pari passu ranking with the Class A common stock upon a dissolution or other liquidation event;

•	each share of Class B1 common stock together with a Class B1 unit is exchangeable for a share of Class A common stock and, upon such exchange, the share of Class B1 common stock (and corresponding Class B1 unit) is cancelled;

•

additionally, the terms of the governing documents of TerraForm Power and Terra LLC limit the transferability of the shares of Class B1 common stock (and a corresponding number of Class B1 units) to (i) certain controlled affiliates of the Sponsor, (ii) transactions in which the Company consents and (iii) transfers to the Company in connection with an exchange for Class A common stock, and, as a result, the ability of a holder of such securities to receive

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value for them is practically limited unless the holder exchanges such securities for shares of Class A common stock; and

•	any stock dividends, stock splits, reverse stock splits, combinations of stock, reclassifications or recapitalizations declared or made on any Class A common stock, Class B common stock or Class B1 common stock must be contemporaneously accompanied by a proportionate dividend, split, combination, reclassification or recapitalization of the shares of the Company’s other classes of common stock.

The $146 million purchase price payable to Riverstone on account of its 50% interest in Silver Ridge and the value of the shares of Class B1 common stock and Class B1 units being equal to the initial public offering price of the Class A common stock was negotiated in an arms-length transaction with an unrelated third-party. The Company agreed to issue the Class B1 common stock and related Class B1 units to accommodate Riverstone’s desired structuring.

The Class B common stock and related Class B units issued to our Sponsor in exchange for the remaining 50% interest is part of the Formation Transactions and involved related parties. We have valued this 50% interest received by reference to the purchase price paid for the 50% interest acquired from Riverstone, which, as described above, was an arms-length transaction with an unrelated third-party. Because the Class B common stock and Class B units issued to our Sponsor was in consideration for an identical 50% interest in Mt. Signal, we believe using the value of the consideration received from the Sponsor (i.e. the 50% interest in Mt. Signal) to be an appropriate indicator of the fair value of the Class B common stock and related Class B units.

Critical Accounting Policies and Estimates, page 137

Stock-based Compensation, page 139

3.	We note that you intend to effect a 112.7917-for-one stock split of your Class A common stock prior to the completion of your offering. Please tell us if your assumed $19-21 IPO range is on a pre- or post-split basis and reconcile your IPO price to the historical grant date fair values used in your Class A and Restricted Class C share issuances listed on page 140. Please also tell us if you plan to retroactively present the Class A, Class B and Class C common share splits discussed on page 224 within your filing.

Response: The Company respectfully advises the Staff that the original assumed initial public offering price range of $19.00 to $21.00 per share, as well as the revised range of $23.00 to $25.00 per share reflected in the Prospectus, is on a post-split basis. In estimating the fair value of our restricted stock and Class A shares at the historical grant dates, the primary valuation considerations were an enterprise value determined from an income-based approach using a discounted cash flow method, as disclosed in the Prospectus. The Company obtained contemporaneous third party valuations in estimating the fair value of such grants. Set forth below is an explanation of certain assumptions used in the historical grant date valuation.

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The valuation at the historical grant date assumed the following:

•	Total portfolio size of 267 MW, after applying an aggregated 57% portfolio probability factor for the contemplated acquisitions (total capacity of 468 MW) at the valuation date to be completed and operational projects by the IPO effectiveness. The total owned and operating projects at the historical grant date represented 15.2 MW.

•	The initial valuation assumed a lack of marketability discount of 15%. The illiquidity discount model used the following assumptions: a time to liquidity event of 6 months; a risk free rate of 3.4%; and a 12.8% discount rate on future cash flows. Estimates of the volatility of our common stock were based on available information on the volatility of common stock of comparable publicly traded companies.

•	The CAFD per MW for the probability weighted portfolio was $60,000 per MW.

Since the historical grant date valuation, the Company has achieved significant growth through both additional acquisitions from unaffiliated third parties not originally contemplated in the historical valuation analysis and additional contributions from the Sponsor. The Company’s initial portfolio has grown from 15.2 MW to 807.7 MW, which has significantly increased the valuation of the Company. The discount rate has also significantly decreased due to improvement in overall market conditions including an increase in market multiples compared to the grant date valuation. In addition, the Company’s CAFD per MW has increased significantly primarily due to a decrease in the overall leverage of the Company’s initial portfolio at the time of the IPO as compared to the initial grant date portfolio. Set forth below is an explanation of certain assumptions used in the IPO valuation:

The IPO valuation reflects the following:

•	The discount rate for the IPO valuation was 3.8% compared to the discount rate of 12.8% used in the historical grant date valuation.

•	Total portfolio size of 807.7 MW, which is 3.0 times the portfolio size at the time of the historical grant date valuation (which assumed a total portfolio of 267 MW), and resulting increase in CAFD.

•	The CAFD per MW for the IPO portfolio was $133,000 per MW, which is 2.2 times the CAFD per MW in the historical grant date valuation.

The following table provides a reconciliation of the historical grant date fair value to the IPO valuation:

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In millions
Grant date valuation	$68.6
Lack of marketability discount (15%)	12.1
Liquidation event probability factor (60%)	53.8
Less terminal value used in initial valuation	(9.2)
Portfolio size (3.0x initial portfolio)	253.5
CAFD per MW (2.2x initial portfolio)	443.2
Reduced discount rate on larger portfolio and increased CAFD (3.4x initial portfolio)*	1,602.5

Proposed IPO valuation	$2,424.5

*	The effect of the change in discount rate is measured using the higher CAFD per MW and greater portfolio size.

In addition, the Company respectfully advises the Staff that it has not retroactively presented the outstanding shares of Class A, Class B and Class C common stock in its historical financial statements as the contemplated stock splits will not occur until immediately prior to the completion of this offering. The Company plans to retroactively present the stock splits in its financial statements included in future filings with the SEC. All of the share and per share information provided in the Unaudited Pro Forma Condensed Consolidated Financial Statements does give effect to the contemplated stock splits as referenced on page 225 of the Prospectus.

Revenue Recognition, page F-89

4.	We have read your response to comment 7 of our letter dated July 2, 2014. Please separately present Mt. Signal’s green credit revenue within incentive revenues on your pro forma statements of operations and your tables on pages 106 and 109 or tell us why such presentation would not be appropriate.

Response: In response to the Staff’s comment, the Company has revised the pro forma statements of operations and related footnote disclosures on pages 107 and 110 of the Prospectus. Subsequent to the filing of Amendment, the Company realized that it failed to update page 36 of the Prospectus to make such disclosure consistent with page 106 and 109 of the Prospectus. The Company intends to do so in its final prospectus.

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We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2232 or, in my absence, Paul Zier at (312) 862-2180.

Sincerely,

/s/ Dennis M. Myers, P.C.

Dennis M. Myers, P.C.

cc:	Carlos Domenech
Kevin Lapidus
Sebastian Deschler
TerraForm Power, Inc.